Exhibit 99-3

FOR IMMEDIATE RELEASE	FOR:	Interpool, Inc.

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL, INC. STOCKHOLDERS ELECT ROBERT L. WORKMAN AS
NEW DIRECTOR

           PRINCETON, NJ, June 27, 2006 — Interpool, Inc. (NYSE: IPX) announced that Robert L. Workman has joined its Board of Directors as a result of his election at the Company’s 2006 Annual Meeting of Stockholders on June 21, 2006, increasing the number of Directors from eight to nine. Mr. Workman was elected to a three-year term, along with incumbent directors Warren L. Serenbetz, Jr. and Joseph J. Whalen, and will serve on the Board’s audit and compensation committees. Mr. Workman will qualify as an independent director of the Company, increasing the number of independent directors to seven.

           Mr. Workman is a senior partner at Workman & Skertic CPA’s, a full service accounting firm based in Hamilton Township, N.J., which he founded in 1992. He is also a partner and cofounder of Saccomanno Valuation Group, LLC, which specializes in business valuations, litigation support and forensic accounting. Previously, Mr. Workman worked as a certified public accountant, providing accounting, tax and consulting services to closely held businesses. Mr. Workman is a member of both the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accounts. Mr. Workman is also a Director of Yardville National Bank. Mr. Workman holds a Bachelor of Science degree from Drexel University.

          We are very pleased to have Bob Workman join our Board,” said Martin Tuchman, Chairman and Chief Executive Officer of Interpool. “His experience and good judgment will be of great value to us and we look forward to working with him.” Mr. Tuchman noted that both he and Mr. Workman serve on the Board of Directors of Yardville National Bank.

          Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forwardlooking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forwardlooking statements to reflect events or circumstances after the date hereof.